Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 13 DATED SEPTEMBER 6, 2022
TO THE OFFERING CIRCULAR DATED MAY 9, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated May 9, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 9, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Simmons Trace Controlled Subsidiary - Kissimmee, FL

On August 30, 2022, we acquired ownership of a “majority-owned subsidiary”, FR - Simmons Trace, LLC (the “Simmons Trace Controlled Subsidiary”), for a purchase price of approximately $344,000 which is the initial stated value of our equity interest in a new investment round in the Simmons Trace Controlled Subsidiary (the “Simmons Trace eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Simmons Trace Controlled Subsidiary, for a purchase price of approximately $3,093,000 (the “Simmons Trace Interval Fund Investment” and, together with the Simmons Trace Growth eREIT VII Investment, the “Simmons Trace Investment”). The Simmons Trace Controlled Subsidiary used the proceeds of the Simmons Trace Investment to acquire eight (8) homes in the planned Simmons Trace subdivision generally located off of Simmons Road and Sharp Road in Kissimmee, FL (the “Simmons Trace Property”). We anticipate the Simmons Trace Controlled Subsidiary, or one of our affiliates, will purchase up to one hundred and eight (108) homes in the Simmons Trace Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Simmons Trace Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Simmons Trace Investment and initial tranche of the eight (8) homes occurred concurrently.

Simmons Trace Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Simmons Trace Growth eREIT VII Investment, we have authority for the management of the Simmons Trace Controlled Subsidiary, including the Simmons Trace Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by the Simmons Trace Controlled Subsidiary.

The total purchase price for the Simmons Trace Property is anticipated to be approximately $45,176,000, an average of approximately $418,000 per home. We anticipate additional hard costs of approximately $62,000 for miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $1,262,000 bringing the total projected project cost for the Simmons Trace Property to approximately $46,500,000. The home builder expects to deliver approximately fourteen (14) homes per month, with full delivery of the one hundred and eight (108) homes expected in March 2023. The Simmons Trace Property consists of a mix of unit types and floorplans, ranging from 1,426 square foot 3 bedroom, 2 bath detached single family homes to 2,313 square foot 4 bedroom, 2.5 bath detached single family homes. Professional third-party property management will be installed to manage the Simmons Trace Property.

The following table contains underwriting assumptions for the Simmons Trace Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Simmons Trace	6.50%	3.00%	3.09%	4.50%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.